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                                                                      EXHIBIT 11


                             COLUMBUS ENERGY CORP.
                 Statement of Computation of Per Share Earnings
                                  (Unaudited)
                      (In Thousands Except Per Share Data)


                                   Nine Months           Three Months
                                 Ended August 31,      Ended August 31,
                                 ----------------      ----------------
                                 1996        1995      1996        1995
                                 ----        ----      ----        ----
Primary:

 Based on weighted average
 shares outstanding including
 the effect of common stock
 equivalents:

 Weighted average shares
  outstanding:                    3,049     3,160       3,049     3,117

Incremental shares attributable
 to dilutive stock options and
 warrants outstanding based on
 average market price during
 the period calculated using
 the treasury stock method           34        18          82        22
                                 ------    ------      ------    ------

   Total average common and
    common equivalent shares      3,083     3,178       3,131     3,139
                                 ======    ======      ======    ======

     Net earnings                $1,539    $  501      $  456    $   50
                                 ======    ======      ======    ======

Earnings per share               $  .50    $  .16      $  .15    $  .02
                                 ======    ======      ======    ======


Note: Fully diluted incremental shares for the nine months were 51,000 and 18,000 with total average common and common share equivalent shares 3,100,000 and 3,178,000 in 1996 and 1995, respectively.

       Fully diluted incremental shares for the three months were 126,000 and 22,000 with total average common and common share equivalent shares 3,175,000 and 3,139,000 in 1996 and 1995, respectively.